Exhibit 99.1

Cuit 30-70496280-7

February 25, 2014

Re: Listing of Banco de Galicia y Buenos Aires S.A. on the Buenos Aires Stock Exchange

To whom it may concern:

We are writing to inform you that on February 25, 2014, Grupo Financiero Galicia S.A. (the “Registrant” or “GFG”) informed the Comisión Nacional de Valores of its intention to delist its subsidiary, Banco de Galicia y Buenos Aires S.A., from the Buenos Aires Stock Exchange.

Yours faithfully,

/s/ A. Enrique Pedemonte

A. Enrique Pedemonte Authorized - Attorney in law Grupo Financiero Galicia

This document constitutes an unofficial translation into English of the original document in Spanish, which document shall govern in all respects, including with respect to any matters of interpretation.